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SECURITI 05038186 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION MAR - 1 2005 WASH, D.C. 213

SEC FILE NUMBER
8- 42713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.04 (MM/DD/YY) AND ENDING 12.31.04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secured Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Ste. 1400

(No. and Street)

Los Angeles, CA 90025

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Goodman 310.477.9600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dahlerbruch Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

16530 Ventura Blvd., Ste. 628, Encino, CA 91436

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005 E

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

4

OATH OR AFFIRMATION

I, D. Michael Van Konynenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secured Capital LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Douglas Kriete

Notary Public

DOUGLAS KRIETE
Commission # 1310142
Notary Public - California
Los Angeles County
My Comm. Expires Jul 15, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURED CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

DAHLERBRUCH ACCOUNTANCY CORPORATION

SECURED CAPITAL, LLC

TABLE OF CONTENTS
DECEMBER 31, 2004 AND 2003

DAHLERBRUCH ACCOUNTANCY CORPORATION

Craig Dahlerbruch, CPA
Laurie A. Dahlerbruch, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
of Secured Capital, LLC

We have audited the accompanying balance sheet of Secured Capital, LLC as of December 31, 2004 and 2003, and the related statements of income and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Capital, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2, and 3 contain supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dahlerbruch Accountancy Corporation
Dahlerbruch Accountancy Corporation
February 17, 2005

16530 Ventura Boulevard, Suite 628
Encino, California 91436
(818) 990-0434
(818) 990-0466 FAX

SECURED CAPITAL, LLC

BALANCE SHEET
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current assets		
Cash (note 1)	$ 9,221,608	$ 233,260
Total assets	$ 9,221,608	$ 233,260

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Current liabilities		
Accounts payable and accrued expenses	$ 97,800	$ 6,447
Due to affiliate (note 4)	6,151,539	164,887
Total liabilities	6,249,339	171,334
Members' equity	2,972,269	61,926
Total liabilities and members' equity	$ 9,221,608	$ 233,260

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004 Amount	2004 %	2003 Amount	2003 %
Revenue	$ 9,165,263	100.0	$ 260,601	100.0
Direct expenses				
License fee	4,348,293	47.4	84,828	32.6
Wages and employee benefits	1,317,545	14.4	27,328	10.5
Travel and entertainment	188,183	2.1	10,298	4.0
Legal and professional	84,258	0.9	32,979	12.7
Printing and presentation	48,830	0.5	15,869	6.1
Due diligence	44,626	0.5	24,519	9.4
Delivery	35,446	0.4	9,497	3.6
Property inspection	19,831	0.2	-	0.0
Telephone	15,601	0.2	-	0.0
Other	3,074	0.0	5,622	2.2
Total direct expenses	6,105,687	66.6	210,940	81.1
Earnings from operations	3,059,576	33.4	49,661	18.9
General and administrative expenses				
Legal and professional	20,751	0.2	1,616	0.6
Taxes and licenses	17,436	0.2	-	0.0
Entertainment	15,074	0.2	2,063	0.8
Other	8,875	0.1	1,056	0.4
Total general and administrative expenses	62,136	0.7	4,735	1.8
Income before other income and expense	2,997,440	32.7	44,926	17.1
Other income and (expense)				
Interest income	5,203	0.1	-	0.0
Income taxes	(82,300)	(0.9)	-	0.0
Total other income and (expense)	(77,097)	(0.8)	-	-
Net income	2,920,343	31.9	44,926	17.1
Members' equity at the beginning of the year	61,926		17,000	
Repurchase of member interest (note 7)	(50,000)		-	
Members' contribution	40,000		-	
Members' equity at the end of the year	$ 2,972,269		$ 61,926	

The accompanying notes are an integral part of the financial statements

SECURED CAPITAL, LLC

STATEMENT OF CASH FLOWS
DECEMBER 31, 2004 AND 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	2,920,343	$	44,926
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase in due from affiliates		5,986,652		171,784
Increase in accounts payable and accrued expenses		91,353		1,447
NET CASH PROVIDED BY OPERATING ACTIVITIES		8,998,348		218,157
CASH FLOW FROM FINANCING ACTIVITIES				
Re-purchase of member's interest		(50,000)		
Members' contributions		40,000		-
NET CASH USED BY FINANCING ACTIVITIES		(10,000)		-
NET INCREASE IN CASH		8,988,348		218,157
Cash at the beginning of the year		233,260		15,103
CASH AT THE END OF THE YEAR	$	9,221,608	$	233,260

The accompanying notes are an integral part of the financial statements

NOTE 1: Summary of Significant Accounting Policies

History of the Business

Secured Capital, LLC, the Company, was formed on August 9, 2001 for the purpose of providing real estate related brokerage services to owners of real estate assets located in the United States and financial advisory services. The Company shall terminate on August 9, 2026, unless extended by the Members.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of short term investments with original maturities of less than ninety days.

Revenue Recognition

Revenue is recognized when the earnings process is complete.

Income Taxes

On July 15, of 2004 the Company changed from a partnership to Subchapter S-corporation for income tax purposes. Accordingly, prior to July 15, 2004 it does not incur income taxes. Subsequent to July 15, 2004 it incurs income taxes to the various states in which it operates, but not federal income tax. The earnings and losses are included in the personal returns of its owners, when it operated as both a partnership and Subchapter-S Corporation. The financial statements reflect a provision for income taxes based on taxable income earned after July 15, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,972,269, which was $2,555,646 in excess of its required minimum net capital of $416,623. The Company's net capital ratio was 2.1 to 1.

NOTE 3: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 4: Related Parties

The Company's members control Secured Capital Corp (SCC). Under a cost sharing agreement SCC is responsible for certain operating costs incurred by the Company.

During 2004, the Company and SCC entered into revenue producing deals as joint ventures. In addition, the Company contracted with SCC to provide certain real estate related services.

In the normal course of business, the Company makes and receives short-term loans with entities under common control. At December 31, 2004 the Company had a payable to affiliates at $6,151,539.

NOTE 5: Revenue Earned From Major Clients

The Company billed a significant portion of its services to two customers. During 2004, fees generated from these clients aggregated $8,208,258, which represents 92% of total revenue. At December 31, 2004, none of these fees generated from these clients were included in trade receivables.

NOTE 6: Uninsured Cash Balances

The Company maintains its cash balances in one bank that is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances are approximately $9,122,607 and $133,260 at December 31, 2004 and 2003, respectively.

NOTE 7: Repurchase of Equity Interest

During 2004, the Company repurchased 24.7849% of its interest from an existing Member for $50,000.

SECURED CAPITAL, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Members' equity	$	2,972,269
Less non-allowable assets:		0
Net capital	$	2,972,269
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	6,249,339
Total aggregate indebtedness	$	6,249,339
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required	$	416,623
Excess net capital	$	2,555,646
Ratio aggregate indebtedness to net capital		2.1 to 1

SECURED CAPITAL, LLC

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES

AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital as reported in Company's part II (unaudited) FOCUS report	$	3,084,569
Adjustments		
Audit adjustment to accrued expenses and re-purchase of member interest		(112,300)
Net capital at December 31, 2004	$	2,972,269

SECURED CAPITAL, LLC

SCHEDULE 3
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

EXEMPTIVE PROVISION

The Company claims an exemption for computation of reserve requirements and information for possession or control requirements according to the provisions of Rule 15c3-3(k)(2)(i).

To the Members of
Secured Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Secured Capital, LLC for the year ended December 31, 2004, we considered its' internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dahlerbruch Accountancy Corporation

Dahlerbruch Accountancy Corporation
February 17, 2005